Japanese Semi-Annual Business Report (for the Registrant's 101st semi-annual period from April 1, 2004 through September 30, 2004), consisting of 16 pages (including cover pages). The report included the following sections:

     I. Message to shareholders from Chairman Hiroshi Okuda and President Fujio Cho, including a brief discussion of operating summary, regional performance and management strategy for the semi-annual period.

     II. Tabular and graphic presentation of selected current and historical consolidated financial figures.

     III. Narrative and graphic presentation of consolidated segment information by operating and geographic segments.

     IV. Topics section describing major developments in the Registrant's business activities, including regional, production and technology strategy during the semi-annual period.

     V. Consolidated and unconsolidated financial statements, including the statements of income, balances sheets and statements of cash flows (consolidated basis only).

     VI.  Shareholder information.

     VII. List of directors, corporate auditors and managing officers.

     VIII. Back cover setting forth addresses and other general information.